SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August  2005

SBS Broadcasting S.A.

(Translation or registrant’s name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F ☒                            Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                             No ☒

FOR IMMEDIATE RELEASE

SBS BROADCASTING ANNOUNCES SHAREHOLDER REORGANIZATION AT TV2 IN HUNGARY

Luxembourg - August 15, 2005 - SBS Broadcasting SA (NASDAQ: SBTV; Euronext Amsterdam N.V.: SBS) announced today that a Hungarian company (to be named “VT2 Kft.”), owned by the chief executive officer of TV2 in Hungary, Gabor Kereszty and TV2 board member Dr. Gabor Benke, has acquired shares representing a 16% economic and 27.1% voting interest in TV2 (the “TV2 Shares”) from MTM Kommunikációs Rt., the Company’s original partner in TV2, in a private transaction.  The Company also announced that it has entered into an agreement with VT2 Kft. under which it has paid $5.0 million for the right to acquire or assign the TV2 Shares in the future.

Under a May 2002 agreement with its original partner in TV2, the Company was obliged to purchase or assign the TV2 Shares following TV2’s renewal of its broadcast license, which occurred in late July 2005. The May 2002 agreement was terminated in connection with these transactions.

The Company currently owns a 49% voting interest and 81.5% economic interest in TV2.  Hungarian Media laws prohibit anyone from holding more than 49% of the voting rights in TV2 and require that a Hungarian person or legal entity own at least 26% of the voting rights in TV2.  As such, the Company is prohibited from acquiring the TV2 Shares, but may assign the TV2 Shares to another Hungarian partner in the future under the agreement with VT2 Kft.

SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently has broadcasting assets include: Belgium (Flanders), Denmark, Finland, Greece, Hungary, The Netherlands, Norway, Romania and Sweden.

For further information visit: www.sbsbroadcasting.com, or contact:

#  #  #  #  #

Investors:	Press:
Michael Smargiassi /Jon Lesko	Jeff Pryor	Catriona Cockburn
Brainerd Communicators	Pryor Associates	Citigate Dewe Rogerson
Tel: +1 212 986 6667	Tel: +1 818 338 3555	Tel: +44 207 282 2924

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	August 16, 2005

SBS BROADCASTING S.A.

		By:	/s/Markus Tellenbach
		Name:	Markus Tellenbach
		Title:	President and Chief Executive Officer